Grupo Casa Saba, S.A. de C.V.

By resolution of the Board of Directors, the shareholders of the company are hereby summoned to attend the General Ordinary Shareholders Meeting to be held on April 27th 2006, at 10:00 o’clock, in the building located at Paseo de la Reforma No. 215, 2nd Floor, Lomas de Chapultepec, 11000, Mexico, D.F., in order to discuss the items contained in the following:

AGENDA

I. Presentation, and in its case, approval of the report submitted by the Board of Directors pursuant to Article 172 of the General Law on Commercial Companies for the year terminated December 31, 2005 including the financial statements for the year 2005 and the Statutory Auditor’s report.

II. Proposal, and in its case, approval of allocation of profits which shall include the approval and payment of a dividend for the shareholders.

III. Resolution regarding the amount that may be destined to the purchase of the Company’s shares, pursuant to article 14 Bis 3, paragraph I of the Securities Market Law; and presentation of the report regarding the policies and agreements taken by the Board of Directors of the Company, regarding the acquisition and distribution of such shares.

IV. Presentation of the Audit Committee’s annual report, in terms of article 14 Bis 3, section IV, subsection c) of the Securities Market Law.

V. Appointment or ratification, as the case may be, of the members of the Board of Directors, as well as the Secretary, the Alternate Secretary, and the Statutory Auditor of the Company.

VI. Appointment or ratification, as the case may be, of the members that shall conform the Audit Committee.

VII. Appointment or ratification, as the case may be, of members that shall conform the Executive Committee.

VIII. Remuneration for the members of the Board of Directors, the Audit Committee and the Executive Committee, as well as the Statutory Auditors, the Secretary and the Alternate Secretary.

IX. Designation of delegates who will execute and formalize the resolutions taken at this meeting.

In order to have the right to attend the meeting, the shareholders of the Company shall have to provide truthful evidence of their ownership of such shares, with at least 48 hours prior to the time set for the meeting, before the Secretary of the Company at the offices located at Montes Urales No. 505, 3 Floor, 11000 Mexico, D. F. To that effect, the shareholders shall have to be registered as such in the Shareholder’s Registry Book of the Company, which shall be updated in accordance to the certifications issued by S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores and to the complementary lists to which article 78 of the Securities Market Law refers to.

The share certificates to be deposited in order for the shareholder to be able to attend the meeting, will be returned only after the meeting has been adjourned, against the delivery of the corresponding deposit slip. The shareholders may be represented by attorneys in fact duly appointed by means of power of attorney granted in the form provided by the Company, which shall meet the requirements set forth article 14 Bis, section 3, subsection c) of the Securities Market Law or by means of a general or special power of attorney granted pursuant to the applicable laws. The mentioned forms are available to the shareholders or their representatives as of this date, in the offices of the secretary of the Company located at the mentioned domicile.

Mexico City, Federal District , March 27, 2006

Francisco Fuentes Ostos
Secretary of the Board of Directors